

SECUR ... ISSION
... D.C. 20549



SEC
RECEIVED
PROCESSING
FEB 2 9 2012
WASH. D.C.
196
SECTION


OMB APPROVAL
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**SEC FILE NUMBER**
8-34889

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAINE SECURITIES CORPORATION.

**OFFICIAL USE ONLY**
**FIRM ID. NO.**
16976

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 MONUMENT SQUARE
(No. and Street)

PORTLAND (CITY) ME (state) 04101-4023 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADLEY C. McCURTAIN 1-207-775-0800
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



*Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Bradley C. McCurtain swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Maine Securities Corporation, as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Firm and principal officer have accounts with the firm, otherwise we have no interest in any other customer account(s).

Bradley C McCurtain
Signature

President
Title



2/27/12
STEVAN J. STROMSKY
NOTARY PUBLIC
MAINE
My Commission Expires Oct. 6, 2012

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*




# Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043


**Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3**

Board of Directors
Maine Securities Corporation
Portland, Maine

In planning and performing my audit of the financial statements of Maine Securities Corporation for the year ended December 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures

are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation

of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 13, 2012

# Maine Securities Corporation

## Audited Financial Statements

## For The Year Ended December 31, 2011

Contents

Index
*****
***
*


CERTIFIED PUBLIC ACCOUNTANT
CPA


# Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043


## INDEPENDENT AUDITORS REPORT

To the Board of Directors
Maine Securities Corporation
Portland, Maine

I have audited the accompanying statement of financial condition of, Maine Securities Corporation, as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maine Securities Corporation as of December 31, 2011 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
February 13, 2012

Maine Securities Corporation
Statement of Financial Condition
December 31, 2011

## Assets

| | |
|---|---|
| Cash & Cash Equivalents | $ 47,807 |
| Deposit with Clearing Organization | 25,001 |
| Prepaid Expenses | 20,300 |
| Property and Equipment, at cost, | |
| Less Accumulated Depreciation of $21,957 | 1,692 |
| Marketable Securities, at Market Value | 195,981 |
| Deferred Taxes | 46,200 |
| Commissions Receivable | 6,585 |
| | $ 343,566 |

## Liabilities and Stockholders' Equity

| | |
|---|---|
| Liabilities: | |
| Accounts Payable & Accrued Expenses | $ 9,884 |
| Due to Stockholder | 97,855 |
| Deferred Tax Liability | 3,600 |
| | 111,339 |
| Stockholders' Equity: | |
| Common Stock, $1 Par Value, | |
| Authorized 100,000 Shares, | |
| 100 Shares Issued & Outstanding | 100 |
| Additional Paid in Capital | 339,553 |
| Accumulated Deficit | ( 107,426) |
| Total Stockholders' Equity | 232,227 |
| | $ 343,566 |

See Accountant's Report & Accompanying Notes

# Maine Securities Corporation
## Statement of Income
### For the Year Ended December 31, 2011

| | |
|---|---|
| **Revenues:** | |
| Commissions | $ 107,800 |
| Interest and Dividends | 4,332 |
| Unrealized Gains (Losses) | 3,029 |
| | 115,161 |
| **Expenses:** | |
| Employee Compensation and Benefits | 59,245 |
| Commissions, Clearing & Floor Brokerage | 14,906 |
| Regulatory Fees & Expenses | 9,895 |
| Communications | 3,167 |
| Occupancy | 12,000 |
| Other Operating Expenses | 49,198 |
| | 148,411 |
| Net Income (Loss) Before Taxes | ( 33,250) |
| Income Tax | - |
| Net Income (Loss) | ($ 33,250) |

See Accountant's Report and Accompanying Notes

Maine Securities Corporation
Statement of Changes in Stockholders' Equity
December 31, 2011

| | Capital Stock Common | | Additional Paid in Capital | Accumulated Deficit |
|---|---|---|---|---|
| | Shares | Amount | | |
| Balance, Beginning of Year | 100 | $ 100 | $ 339,553 | ($ 74,176) |
| Net Income (Loss) | | | - | ( 33,250) |
| Balance, End of Year | 100 | $ 100 | $ 339,553 | ($ 107,426) |

See Accountant's Report and Accompanying Notes

**_Maine Securities Corporation_**
*Statement of Cash Flows*
*Twelve Months Ended December 31, 2011*

| | | *Year To Date* |
|---|---|---|
| **Cash Provided from Operations** | | |
| Net Income ( Loss ) | ($ 33,249) | |
| Adjustments | | |
| Add: | | |
| Depreciation | 1,032 | |
| Employee Loans | 12,000 | |
| Prepaid Regulatory Fees | 774 | |
| Checking Overdraft | 1,354 | |
| Less: | | |
| Commissions Receivable | ( 6,214) | |
| Reserve Uncoll Emp Loan | ( 12,000) | |
| Prepaid Expenses-Other | ( 10,763) | |
| Marketable Securities | ( 16,051) | |
| Accounts Payable | ( 14,420) | |
| Commissions Payable | ( 1,071) | |
| Accrued Expenses | ( 4) | |
| **Cash from Operations** | | **( 78,612)** |
| **Cash Flows - Invested** | | |
| **Investing Cash Flows** | | **0** |
| **Cash Flows - Financing** | | |
| Due to Owner | 52,956 | |
| **Financing Cash Flows** | | **52,956** |
| **Cash Increase (Decrease)** | | **( 25,656)** |
| **Cash - Beginning of Year** | | |
| Cash | 90 | |
| Cash- Federated Treasury | 617 | |
| SWS - MSC Checking | 0 | |
| SWS - Equity Acct MMF | 72,717 | |
| Error Account | 39 | |
| **Total Beginning of Year** | | **73,463** |
| **Cash on Statement Date** | | **$ 47,807** |

## 1. NATURE OF BUSINESS

The Company is incorporated in the state of Maine engaged in the securities broker dealer business in the sale of stocks, bonds and all other securities of every nature and description. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company also does business as a Registered Investment Advisor and as a licensed life and health insurance agency. The activities of all these operations are included in these financial statements. The Company's main office is located in Portland, Maine.

The Company introduces customers to independent clearing brokers on a fully disclosed basis. Those customer accounts are held and maintained by the clearing broker. The Company also submits many of its mutual fund accounts directly to the funds on an "application way" basis. In such instances those accounts are held by the respective mutual fund companies. From time to time the Company also raises capital for local businesses through private placements. Customers of the Company's private placements usually are not introduced to the clearing firm. There were no private placement activities in 2011.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Basis of Accounting*

The Company uses the accrual method of accounting for financial accounting purposes.

### *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### *Marketable Securities*

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

*Revenue and Cost Recognition*

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

*Concentration of Credit Risk*

The Company maintains its cash with it's clearing firm. Accounts are not guaranteed by the Federal Deposit Insurance Corporation (FDIC). The company has not experienced any losses in such accounts.

*Depreciation*

The fixed assets of the Company are recorded at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets are as follows:

| | |
|---|---|
| Office equipment & furniture | 5 years |

Depreciation expense for the year ended December 31, 2011 is $1,032.

*Cash and Cash Equivalents*

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

*Income Taxes*

The company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No.109, *Accounting for Income Taxes*. SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates.

3. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

4. CASH FLOWS

Cash paid for Interest and Income Taxes is as follows:

| | |
|---|---|
| Interest | $ - |
| Income Taxes | $ - |

5. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATION

The components of receivables from and payables to brokers, dealers and clearing organizations consist of securities failed to receive and deliver at December 31, 2011 all of which are outstanding less than 30 days.

6. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. It is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

7. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $112,704 at December 31, 2011, which exceed required net capital of $50,000 by $62,704. The ratio of aggregate indebtedness to net capital at December 31, 2011 was 0.99 to 1.0.

8. INCOME TAXES

Management believes it is more likely than not that the net deferred tax assets will be realized through taxable income generated in future years or by off-setting deferred tax liabilities.

At December 31, 2011, the Company has available approximately $171,000 in net operating loss carryforwards for tax purposes which expire at various dates from 2022 through 2030.

| | |
|---|---|
| Net Deferred Tax Assets Before Valuation Allowance | $ 34,400 |
| Less: Valuation Allowance | ( 34,400) |
| Net Deferred Tax Assets | $ 0 |

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2008, 2009 and 2010.

9. LEASE OBLIGATION

The Company leases it's office space from the sole stockholder. The lease is on a month to month basis with no formal agreement. Rent expense under this arrangement was $12,000 in 2011.

10. PENSION PLAN

The Company sponsors a Simple IRA retirement plan that covers substantially all of its employees.

Contributions made to the plan for the year ended December 31, 2011 totaled $1,061.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 13, 2012, the date on which the financial statements were available to be issued.

## 12. RELATED PARTY TRANSACTIONS

The Company rents its office space from the sole stockholder on a month to month basis with no formal lease agreement. Rent paid under this arrangement in 2011 was $12,000.

The sole stockholder pays several of the operating expenses under an Expense Agreement approved by FINRA (formerly NASD). Under this Agreement, all expenses and liabilities accrue no interest. In 2011, the sole stockholder advanced $52,956 for expenses and received $0 in repayments. At December 31, 2011, the Company was indebted to the stockholder for $97,855.

## 13. CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into an agreement with a clearing company, whereby the Company executes all customer trades. Net commissions earned are credited to an account in the Company's name. Under this agreement the Company is required to keep a minimum balance of $25,000. As of December 31, 2011 the balance was $25,001.

## 14. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for Measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transacation to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

14. FAIR VALUE (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liabilty, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

Fair Value Measurements on a Recurring Basis
As of December 31, 2011

| | Level 1 | Level 2 | Level 3 | Netting and Collateral | Total |
|---|---|---|---|---|---|
| ASSETS | | | | | |
| Cash segregated under federal and other regulations | $ 25,001 | $ 0 | $ 0 | $ 0 | $ 25,001 |
| Equities | 195,981 | 0 | 0 | 0 | 195,981 |
| TOTALS | $220,982 | $ 0 | $ 0 | $ 0 | $220,982 |
| LIABILITIES | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 |

# SUPPLEMENTARY INFORMATION

Maine Securities Corporation
Schedule I
Computation of Net Capital
December 31, 2011

| | | |
|---|---|---|
| Net Capital | | |
| Total Stockholders' Equity | | $ 232,227 |
| Deductions: | | |
| Non-Allowable Assets: | | |
| Commission Receivable | 6,250 | |
| Prepaid Expenses | 20,300 | |
| Property & Equipment | 1,692 | |
| Deferred Taxes | 46,200 | 74,442 |
| Net Capital Before Haircuts on Securities Positions | | 157,785 |
| Haircuts on Securities: | | |
| Trading and Investment Securities: | | |
| Stocks & Bonds | 29,397 | |
| Money Market Accounts | 886 | |
| Undue Concentration | 14,749 | |
| Other | 49 | 45,081 |
| Net Capital | | 112,704 |
| Less: Net Capital Requirement | | 50,000 |
| Excess Net Capital | | $ 62,704 |
| Aggregate Indebtedness | | $ 111,339 |
| Ratio of Aggregate Indebtedness To Net Capital | | 0.99 to 1.0 |

See Accountant's Report and Accompanying Notes

Maine Securities Corporation
Schedule II
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2011

| | |
|---|---|
| Unaudited Net Capital | $ 116,751 |
| Year End Accruals | ( 4,047) |
| Audited Net Capital | $ 112,704 |

See Accountant's Report and Accompanying Notes

Schedule III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Maine Securities Corporation
As of 12/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)–Limited business (mutual funds and/or variable annuities only) ___4550

B. (k)
(2)(i)–"Special Account for the Exclusive Benefit of customers" maintained ___4560

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) X 4570

| Clearing Firm SEC#s | Name | Product Code |
|---|---|---|
| 8-______ [4335A] | Southwest Securities, Inc. [4335A2] | ______ [4335B] |
| 8-______ [4335C] | ______ [4335C2] | ______ [4335D] |
| 8-______ [4335E] | ______ [4335E2] | ______ [4335F] |
| 8-______ [4335G] | ______ [4335G2] | ______ [4335H] |
| 8-______ [4335I] | ______ [4335I2] | ______ [4335I] |

D. (k) (3) Exempted by order of the Commission ___4580

See Accountant's Report and Accompanying Notes